Filed by Blackhawk Biofuels, LLC
pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 under the Securities Exchange
Act of 1934, as amended Commission File No. 000-53651
Subject Company: Blackhawk Biofuels, LLC

Danville biodiesel plant signs merger agreement with its Midwest-based management company

Blackhawk Biofuels, LLC and Renewable Energy Group® sign merger agreement

(DANVILLE, Ill. May, 11, 2009) —Blackhawk Biofuels, LLC today announced it has entered into agreements with Renewable Energy Group® for consolidation and operation of the commercial-scale biodiesel production facility here.

Blackhawk Biofuels, which owns a 45 MGY facility in Danville, Ill. is one of three biodiesel plants under the proposed agreement. Central Iowa Energy, LLC which owns a 30 MGY facility in Newton, Iowa and Western Iowa Energy, LLC, which owns a 30 MGY facility in Wall Lake, Iowa are also involved in the transaction.

Ownership of the operations of all four companies will be consolidated in a new holding company to be named Renewable Energy Group, Inc. The consolidated company will be owned by current Renewable Energy Group (REG®) investors and current members of the three acquired companies, including the more than 500 investors in Blackhawk Biofuels.  The transaction is subject to approvals by the shareholders of all four companies and to other conditions, including customary regulatory approvals.

Ron Mapes, Blackhawk Biofuels board chairman said, “Our recent plant upgrades have helped make us more competitive in the biodiesel production landscape; however given current industry consolidation and production economics, it is difficult for stand-alone facilities like our plant to succeed on their own in the 67 billion-gallon distillate market. We look forward to continuing our relationship with Renewable Energy Group as we merge under this new ownership structure.”

“The Blackhawk Biofuels board believes that a merger with REG is the best option for Blackhawk in the current challenging environment,” added Mapes.

 “We are proud that the Blackhawk Biofuels, LLC board and their investors have chosen to continue their relationship with REG,” said Daniel J. Oh, REG’s president and chief operating officer of the transaction which is slated to be complete later this summer. “As a Midwest company with more than a decade of biodiesel production, we look to continue the vision for this facility to spur rural economic development and support the local economy by being good business partners and neighbors.”

REG’s chairman and chief executive officer Jeff Stroburg cited demand by major petroleum distributors and oil refiners as a key factor in the decision to move forward with plant consolidation. “As the Renewable Fuels Standard (RFS) takes effect and our nation moves toward energy reform, the distillate market is demanding technical expertise, dependable supply, more efficient distribution and creative pricing options from major biodiesel partners,” Stroburg said.  Under the 2007 Energy Independence and Security Act, the RFS calls for 500 million gallons of domestic biodiesel consumption ramping up to one billion biodiesel gallons in 2012. “We believe this proposed consolidation brings greater economies of scale, streamlined central management of complex logistics and decision-making processes, and enhanced risk-management opportunities.”

Stroburg added “by more efficiently managing our business and strengthening distribution channels, REG will continue to partner with obligated parties of the RFS in order to reduce our nation’s reliance on foreign oil.”

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About Blackhawk Biofuels, LLC

Blackhawk Biofuels, LLC owns a commercial scale, state-of-the-art biodiesel production facility in Danville, Illinois. The multiple-feedstock production facility can utilize vegetable oils, such as soybean oil, and fats to manufacture approximately 45 million gallons of high quality biodiesel each year. Blackhawk Biofuels, LLC is owned by more than 500 individual investors. Those investors are represented by a Board of Directors.  Twenty-four full time, highly skilled positions were created with the construction completion at this facility. Blackhawk Biofuels, LLC facility is adjacent to a soybean oil processing facility operated by Bunge North America.  Biodiesel production began November 2008.

About Renewable Energy Group®

Renewable Energy Group® (REG®) leads the biodiesel industry by offering a complete biodiesel solution.  Committed to redefining quality, Renewable Energy Group markets REG-9000™ biodiesel, which exceeds ASTM quality specifications, through existing nationwide diesel infrastructure, including more than 20 terminal locations.

REG-9000 biodiesel is marketed through large petroleum companies and fuel distributors, and is utilized by on-highway fleets, municipalities, and power generator, mining, military, home heating and agriculture applications.

REG-9000 biodiesel is produced by REG network production facilities consisting of state-of-the-art, proprietary multiple-feedstock technology. Renewable Energy Group offers procurement and risk management, production operations, and technology services in addition to alternative feedstock research and commercialization.

To learn more about Renewable Energy Group, Inc. please visit www.regfuel.com

Cautionary Statement of Forward-Looking Information

This press release contains forward-looking statements that reflect management’s current expectations regarding future events and the new holding company’s future performance, including, but not limited to, the statements made by Jeff Stroburg, Daniel  J. Oh, and Ron Mapes and all statements containing the words “will,” “believes” or words of similar import. Many factors could cause actual results to differ materially from those projected in these forward-looking statements, including, but not limited to: whether the conditions to the business combination transaction will be satisfied, the possibility that the transaction will not close, whether Renewable Energy Group, Blackhawk Biofuels, Western Iowa Energy and Central Iowa Energy will be able to integrate their businesses successfully and achieve anticipated synergies,  the market demand for biodiesel changes in legislation and regulations that provide incentives for the use of biodiesel, including RFS, and the costs for the feedstocks used to make biodiesel and the relationship of those costs to prices for finished biodiesel.. Some of these factors and other important factors are detailed in various Securities and Exchange Commission filings made periodically by  Blackhawk Biofuels, Western Iowa Energy and Central Iowa Energy , particularly in each company’s latest Annual Report on Form 10-K and its subsequent Quarterly Reports on Form 10-Q, copies of which are available from each company without charge. Please review these filings and do not place undue reliance on these forward-looking statements. Each company disclaims any intention or obligation to update or revise any forward-looking statements.

Additional Information and Where to Find It

The new holding company intends to file with the Securities and Exchange Commission a registration statement and other relevant documents in connection with the proposed business combination transactions involving Renewable Energy Group, Blackhawk Biofuels, Western Iowa Energy and Central Iowa Energy. Security holders of Blackhawk Biofuels, Western Iowa Energy and Central Iowa Energy are urged to read the joint proxy statement/prospectus that will be contained in the registration statement filed by the new holding company and the other relevant documents when they become available because they will contain important information about the new holding company, Renewable Energy Group, Blackhawk Biofuels, Western Iowa Energy and Central Iowa Energy and the proposed business combination transaction. Investors and security holders of Renewable Energy Group, Blackhawk Biofuels, Western Iowa Energy and Central Iowa Energy may obtain free copies of the joint proxy statement/prospectus and the other relevant documents filed with the Securities and Exchange Commission (when they become available) at the Securities and Exchange Commission’s website at http://www.sec.gov and may also obtain free copies of the joint proxy statement/prospectus (when it becomes available) by writing to, in the case of Renewable Energy Group, 416 S. Bell Ave., Ames, Iowa 50014, Attention: Secretary, in the case of Blackhawk Biofuels,  210 W. Spring Street, Freeport, Illinois 61032, Attention: Secretary , in the case of Western Iowa Energy, 1220 S. Center Street, P.O. Box 399, Wall Lake, Iowa, 51466, Attention:  Secretary,  and, in the case of Central Iowa Energy, 3426 East 28th Street N., Newton, Iowa, 50208, Attention:  Secretary. Information regarding the identity of persons who may, under the Securities and Exchange Commission’s rules, be deemed to be participants in the solicitation of shareholders of Renewable Energy Group, Blackhawk Biofuels, Western Iowa Energy and Central Iowa Energy in connection with the proposed business combination transaction, and their interests in the solicitation, will be set forth in the joint proxy statement/prospectus that will be with the Securities and Exchange Commission and contained in the registration statement that will be filed by the new company with the Securities and Exchange Commission.